UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 11-K
 ___________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6003
  ___________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FEDERAL SIGNAL CORPORATION
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

December 31, 2014 and 2013
and the
Year Ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Planning Committee
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAYER HOFFMAN McCANN P.C.
Chicago, Illinois
June 10, 2015

REQUIRED INFORMATION
Federal Signal Corporation is the Plan Sponsor of the Federal Signal Corporation Retirement Savings Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2014 and 2013, and for the year ended December 31, 2014, and the supplemental schedule as of December 31, 2014, have been prepared in accordance with the financial reporting requirements of ERISA.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2014	2013
ASSETS
Investments, at fair value	$245,436,147	$224,994,876
Receivables:
Employer contributions	178,044	235,462
Participants’ contributions	197,096	194,120
Notes receivable from participants	4,006,778	3,637,054
Total receivables	4,381,918	4,066,636
Net assets reflecting investments at fair value	249,818,065	229,061,512
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,232,443)	(1,186,848)
NET ASSETS AVAILABLE FOR BENEFITS	$248,585,622	$227,874,664

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$10,041,670
Interest and dividend income	9,515,415
Total investment income	19,557,085
Interest income on notes receivable from participants	153,507
Contributions:
Employer	6,959,343
Participants	10,121,637
Total contributions	17,080,980
TOTAL ADDITIONS	36,791,572

DEDUCTIONS
Benefits paid to participants	(15,946,747)
Administrative expenses	(133,867)
TOTAL DEDUCTIONS	(16,080,614)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	20,710,958
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	227,874,664
End of year	$248,585,622

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan covering a majority of the U.S. employees of Federal Signal Corporation (the “Company”). Employees are eligible to participate in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan on the first day following completion of their probationary period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated in its entirety as of January 1, 2010. The Plan is sponsored by the Company.
The Plan is administered by the Company’s Benefits Administration Committee (the “Committee”), which is comprised of Company designated management. The Committee has overall responsibility for the operation and administration of the Plan and reports to the Benefits Planning Committee and the Compensation and Benefits Committee of the Board of Directors.
Contributions
Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan with contributions set at 2% of pretax annual compensation, unless the employee’s participation in the Plan is governed by a collective bargaining agreement. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan. Contributions are subject to certain Internal Revenue Code of 1986, as amended (the “IRC”), limitations.
Company contributions are based on a percentage of employee contributions and on a points-weighted system based on age and service.
The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan. During the year ended December 31, 2014, the Plan recorded income from dividends paid on Company stock of $107,214.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) the Plan’s earnings and is charged with an allocation of investment management fees, administrative expenses and/or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary retirement contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.
Participant Investment Account Options
Participants direct the investment of all contributions into various investment options offered by the Plan. Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) or into the Federal Signal Stock Fund, an investment fund consisting primarily of the Company’s common stock and some cash. Participants may change their investment by contacting Vanguard.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

Notes Receivable from Participants
Participants generally may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.
The loan origination fee for non-automated loans is $85. The loan origination fee for automated loans is $35.
Payment of Benefits
Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.
Forfeited Accounts
As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $405,266 and $232,619, respectively. These accounts are used to reduce employer contributions and/or to pay plan expenses. Employer contributions were reduced by $87,357 in the year ended December 31, 2014.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present fair values of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include within the fair value hierarchy established in Accounting Standards Codification (“ASC”) 820 any investments for which fair value is determined using the net asset value per share practical expedient. ASU No. 2015-07 will be effective for the Plan for the year ending December 31, 2016, with early adoption permitted. Retrospective presentation is required for all comparable periods presented. The Company is currently evaluating the impact of the adoption of this guidance on the Plan’s financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the asset custodian. See Note 4 for discussions of fair value measurements.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

The Plan accounts for fully benefit-responsive contracts in accordance with accounting guidance which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare and pension plans. As required, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.
The Federal Signal Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of Federal Signal Corporation common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund’s daily cash needs; unitizing the Fund allows for daily trades. The Fund is valued at its year-end unit closing price (composed of year-end market price plus the un-invested cash portion). As of December 31, 2014, 2,492,983 units were outstanding with a value of $7.09 per unit. As of December 31, 2013, 2,589,116 units were outstanding with a value of $6.76 per unit.
Purchases and sales of securities are recorded on a trade-date basis. In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be re-priced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of Company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value, or (c) a combination of both occurs.
Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation includes gains and losses on the investments bought and sold, as well as held during the year. Contributions are recognized based on payroll dates and accrued if applicable.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on an accrual basis. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.
Unit Values
Individual participant accounts for the common/collective trust fund is maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund but do have an interest therein represented by units valued daily. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from the fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits. Certain fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are not included in the administrative expenses. Investment related expenses are paid directly from fund earnings and are included in net appreciation in fair value of investments.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

NOTE 3 – INVESTMENTS
The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013:

	2014	2013
Vanguard PRIMECAP Fund	$47,945,897	$42,098,571
Vanguard Retirement Savings Trust	41,377,173	43,726,220
Vanguard Institutional Index Fund	30,353,230	*
Vanguard Wellington Fund	22,868,279	20,428,944
Federal Signal Stock Fund	17,673,753	17,504,235
Vanguard Explorer Fund	12,959,823	13,059,904
Vanguard 500 Index Fund	*	27,011,431
* Not applicable, investment amount is below 5%
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual funds	$9,001,030
Company stock fund	1,040,640
Total net appreciation in fair value of investments	$10,041,670
NOTE 4 – FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014 and 2013.
Mutual funds
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Federal Signal Corporation common stock fund
Valued at the closing price reported on the active market on which the security is traded plus the balance in the Vanguard Prime Money Market Fund.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

Common/collective trust fund
Valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$405,261	$—	$—	$405,261
Growth funds	73,732,777	—	—	73,732,777
Balanced funds	66,789,256	—	—	66,789,256
Index funds	44,011,359	—	—	44,011,359
Income funds	1,446,568	—	—	1,446,568
Total mutual funds	186,385,221	—	—	186,385,221
Common stock fund:
Federal Signal Stock Fund	17,673,753	—	—	17,673,753
Common/collective trust fund:*
Vanguard Retirement Savings Trust	—	41,377,173	—	41,377,173
Total Investments at fair value	$204,058,974	$41,377,173	$—	$245,436,147
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$232,619	$—	$—	$232,619
Growth funds	67,402,012	—	—	67,402,012
Balanced funds	56,041,224	—	—	56,041,224
Index funds	38,897,558	—	—	38,897,558
Income funds	1,191,008	—	—	1,191,008
Total mutual funds	163,764,421	—	—	163,764,421
Common stock fund:
Federal Signal Stock Fund	17,504,235	—	—	17,504,235
Common/collective trust fund:*
Vanguard Retirement Savings Trust	—	43,726,220	—	43,726,220
Total Investments at fair value	$181,268,656	$43,726,220	$—	$224,994,876

*
The fair value of the investments in the common/collective trust has been estimated using the NAV of the investments. The common/collective trust listed in the above charts is redeemed on a daily basis and does not have any redemption restrictions. Additionally, there are no unfunded commitments.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

NOTE 5 – COMMON/COLLECTIVE TRUST
The Vanguard Retirement Savings Trust is a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made less withdrawals plus accrued interest at contract rate. The Vanguard Retirement Savings Trust is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Vanguard Retirement Savings Trust’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Vanguard Retirement Savings Trust invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, certain events limit the ability of the plan to transact at contract value with the issuer.  Such events include the following: (1) amendment to the Plan document (including complete or partial termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of  equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring.
NOTE 6 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a common collective trust fund managed by Vanguard. Vanguard is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the trustee of $99,890 for the year ended December 31, 2014, which was not covered by revenue sharing. The Plan also paid certain expenses related to the Plan’s operations to various service providers. Participants or the Plan sponsor directly pay any other fees related to the Plan’s operations.
Certain Plan investments are shares of the Fund. The Company is the Plan sponsor; therefore these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.
NOTE 7 – TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed the Company, by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with applicable requirements of the IRC. Although the Plan has been amended since applying for the determination letter, the Committee believes that the Plan and related trust comply with and have been administered in compliance with the applicable requirements of the IRC.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS.  The Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Committee believes it is no longer subject to income tax examinations for years prior to 2011.
NOTE 8 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 9 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2014 and 2013, to Schedule H of Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$248,585,622	$227,874,664
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,232,443	1,186,848
Net assets available for benefits per Schedule H of the Form 5500	$249,818,065	$229,061,512
The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2014 to net income per Schedule H of Form 5500:

Net increase in net assets available for benefits per the financial statements	$20,710,958
Net adjustment for fully benefit-responsive investment contracts	45,595
Net income per Schedule H of the Form 5500	$20,756,553
NOTE 11 – SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 10, 2015, the date that the financial statements were filed with the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULE
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

EIN: 36-1063330
Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard Explorer Fund	Registered investment company	(1)	$12,959,823
*	Vanguard Institutional Index Fund	Registered investment company	(1)	30,353,230
*	Vanguard International Growth Fund	Registered investment company	(1)	7,557,466
*	Vanguard Prime Money Market Fund	Registered investment company	(1)	405,261
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	47,945,897
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	5,036,422
*	Vanguard Target Retirement 2010 Fund	Registered investment company	(1)	1,695,618
*	Vanguard Target Retirement 2015 Fund	Registered investment company	(1)	3,346,326
*	Vanguard Target Retirement 2020 Fund	Registered investment company	(1)	8,560,658
*	Vanguard Target Retirement 2025 Fund	Registered investment company	(1)	8,422,956
*	Vanguard Target Retirement 2030 Fund	Registered investment company	(1)	6,039,903
*	Vanguard Target Retirement 2035 Fund	Registered investment company	(1)	4,638,573
*	Vanguard Target Retirement 2040 Fund	Registered investment company	(1)	3,732,244
*	Vanguard Target Retirement 2045 Fund	Registered investment company	(1)	4,451,135
*	Vanguard Target Retirement 2050 Fund	Registered investment company	(1)	2,384,445
*	Vanguard Target Retirement 2055 Fund	Registered investment company	(1)	614,810
*	Vanguard Target Retirement 2060 Fund	Registered investment company	(1)	34,309
*	Vanguard Target Retirement Income	Registered investment company	(1)	1,446,568
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	8,621,707
*	Vanguard Wellington Fund	Registered investment company	(1)	22,868,279
*	Vanguard Windsor II Fund	Registered investment company	(1)	5,269,591
*	Federal Signal Stock Fund	Common stock fund	(1)	17,673,753
*	Vanguard Retirement Savings Trust	Common/collective trust	(1)	41,377,173
				245,436,147
*	Participants’ loans	Interest rates from 4.25% to 9.25%	—	4,006,778
				$249,442,925

*	Party-in-interest as defined by ERISA

(1)	Cost information may be omitted for plan assets which are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Signal Corporation Retirement Savings Plan

Date:	June 10, 2015	/s/ Paul Wittig
Paul Wittig
Vice President, Corporate Services (Benefits Administration Committee)

/s/ Jennifer L. Sherman
Jennifer L. Sherman
Chief Operating Officer (Benefits Administration Committee)

EXHIBIT INDEX

Exhibit No.	Description
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM